UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No Fee Required)

For the fiscal year ended December 31, 2008

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
(No Fee Required)

For the transition period from              to              .

Commission file number 1-2376

FMC CORPORATION SAVINGS AND

INVESTMENT PLAN

Full title of the plan and the address of the plan, if different from that of the issuer named below

FMC CORPORATION

1735 MARKET STREET

PHILADELPHIA, PA 19103

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Report of Independent Registered Public Accounting Firm

To the Participants and the Employee Welfare Benefits Plan Committee

FMC Corporation:

We have audited the accompanying statements of net assets available for benefits of the FMC Corporation Savings and Investment Plan (the”Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 25, 2009

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

(In thousands)

	2008	2007
Assets:
Investments	$387,302	524,561
Receivables:
Contributions receivable	555	94
Participants’ loans receivable	7,393	7,813

Net assets reflecting all investments at fair value	395,250	532,468

Adjustment from fair value to contract value for fully benefit responsive investment contracts (note 2)	3,592	695

Net assets available for benefits	$398,842	533,163

See accompanying notes to financial statements.

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2008 and 2007

(In thousands)

	2008	2007
Additions:
Interest and dividend income	$14,846	27,525
Net appreciation (depreciation) in investments (note 3)	(116,587)	48,901
Contributions:
Participants	17,516	18,728
Employer	5,123	5,891

Total additions (deductions)	(79,102)	101,045

Deductions:
Benefits paid to participants (note 1)	54,983	46,477
Administrative expenses (notes 1, 2 and 4)	236	251

Total deductions	55,219	46,728

Net increase (decrease)	(134,321)	54,317

Net assets available for benefits, beginning of year	533,163	478,846

Net assets available for benefits, end of year	$398,842	533,163

See accompanying notes to financial statements.

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(1)	Description of the Plan

The following description of the FMC Corporation Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code, which covers substantially all full-time employees of FMC Corporation (FMC or the Company) (other than employees who generally reside or work outside of the United States). Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act (ERISA). The Plan is administered by the Employee Welfare Benefits Plan Committee of FMC Corporation.

(b)	Contributions

Participants may elect to defer not less than 2% and no more than 50% of their annual compensation, and contribute it to the Plan’s trust on a pretax basis up to the Internal Revenue Service maximum for 2008 of $15,500. Participants who are age 50 or older by the end of the plan year may choose to contribute pretax catch-up contributions, up to a maximum of $5,000. Participants may also elect to make after-tax contributions, either as an alternative to pretax contributions or in addition to the maximum pretax contributions of $15,500 (but not more than 50% of their total compensation in the aggregate). For eligible employees participating in the Plan, except for those employees covered by certain collective bargaining agreements, the Company makes matching contributions of 80% of the portion of those contributions up to 5% of the employee’s compensation (Basic Contribution), regardless of the $15,500 limit on pretax contributions. The Company matching contributions are paid in the form of cash and are allocated to participant accounts based upon the participant’s investment elections. For the 2008 plan year, total annual contributions from all sources, other than catch-up contributions, were limited to the Internal Revenue Code Section 415(c) limit of the lesser of 100% of compensation or $46,000.

Additionally, effective July 1, 2007, all newly hired and rehired salaried and nonunion hourly employees of the Company receive an employer contribution of 5% of the employee’s eligible compensation. This amount is contributed to the employee’s account after the end of each plan year. This change was instituted for these employees effective July 1, 2007 since newly hired and rehired salaried and nonunion hourly employees are no longer eligible for the Company’s defined benefit plan. The 5% contribution funds are not eligible for participant withdrawals and loans (note 1(g)) but are subject to the same vesting requirements as discussed in note 1(e). Additionally the 5% contribution funds are included in the 415(c) limit described above but not in the $15,500 limit on pre-tax contributions also described above. The amount of these 5% contributions funds included in the Statement of Changes in Net Assets Available for Benefits were approximately $555,000 and $69,000 for the years ended December 31, 2008 and 2007, respectively.

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(c)	Trust

The Company established a trust (the Trust) at Fidelity Management Trust Company (the Trustee) for investment purposes as part of the Plan. The Trustee is also the Plan’s recordkeeper.

(d)	Investment Options

Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments to each investment option selected. Investment options include the following:

FMC Stock – Funds are invested in the common stock of FMC Corporation.

Clipper Fund – Funds are invested in common stock of corporations that are considered undervalued by the fund manager, and in long-term bonds.

Fidelity Blue Chip Growth Fund – Funds are invested primarily in the common stock of well-known and established companies. (Effective January 7, 2009, this fund was closed to new investments within the Plan.)

Fidelity Capital and Income Fund – Funds are invested in equity and debt securities, including defaulted securities, with emphasis on lower-quality debt securities.

Fidelity Diversified International Fund – Funds are invested primarily in stock of companies located outside the United States. (This fund is currently closed to new investors outside the Plan.)

Fidelity Freedom Funds – A series of asset allocation funds: Freedom 2000 Fund, Freedom 2010 Fund, Freedom 2020 Fund, Freedom 2030 Fund, and Freedom 2040 Fund. The five target date funds are designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds by targeting their retirement dates.

Fidelity Freedom Income Fund – Designed for those already in retirement, the fund emphasizes bond and money market mutual funds.

Fidelity Low-Priced Stock Fund – Funds are heavily invested in stocks considered to be undervalued by the fund manager, which can lead to investment in small- and medium-sized companies. (This fund is currently closed to new investors outside the Plan.)

Fidelity Magellan Fund – Funds are primarily invested in common stock of growth or value companies. (This fund is currently closed to new investors outside the Plan.)

Fidelity Managed Income Portfolio II Class 2 – Funds are invested in investment contracts offered by insurance companies and other approved financial institutions. The selection of these contracts and administration of this fund is directed by the fund’s investment manager. For the plan years ended December 31, 2008 and 2007, the effective annual yield for the fund was approximately 3.84% and 4.52%, respectively.

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Fidelity Puritan Fund – Funds are invested in both equity and debt securities, including lower-quality debt securities, and U.S. and foreign securities, including those in emerging markets.

Fidelity Retirement Government Money Market Portfolio – Funds are invested in short-term obligations of the U.S. government or its agencies.

Fidelity U.S. Equity Index Pool Fund – Funds are invested primarily in common stock of the 500 companies that comprise the S&P 500.

John Hancock International Classic Value Fund – Class I – Funds are invested primarily in equity securities of foreign companies of any size. (Effective April 23, 2009, this fund ceased to exist and was liquidated.)

John Hancock Classic Value Fund – Class I – Funds are invested primarily in domestic equity securities, which are currently considered undervalued relative to the market by the fund manager, based on estimated future earnings and cash flow.

Morgan Stanley Institutional Fund Trust Mid-Cap Growth – Funds are invested primarily in common stock of small- to mid-sized companies that are expected to grow rapidly and perform well.

Mutual Qualified Fund – Funds are invested primarily in common and preferred stock, debt securities, and convertible securities that are considered undervalued by the fund manager.

Allianz CCM Emerging Companies Fund – Inst. – Funds are invested primarily in common stock of companies with market capitalizations of at least $100 million that the fund manager believes have the potential for growth.

PIMCO Total Return Inst. CL – Funds are invested primarily in U.S. government, corporate, mortgage, and foreign bonds.

Royce Special Equity Institutional Class – Fund invests at least 80% of its assets in common stock of companies with market capitalizations less than $1 billion, attempting to find inexpensive companies with high returns on assets and low leverage. The fund invests in companies whose price is significantly lower than the fund managers’ assessment of their economic value.

Sequoia Fund – Fund investments are concentrated in a relatively small number of mostly U.S.-headquartered companies that the fund manager believes have long-term growth potential.

Spartan International Index Fund – Fund normally invests at least 80% of its assets in common stock included in the Morgan Stanley Capital International Europe, Australasia, and the Far East Index (MSCI EAFE Index), which represents the performance of developed stock markets outside the United States and Canada.

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(e)	Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s contributions and related earnings is applied using a graded scale that is based on years of service. A participant is 100% vested after five years of service.

(f)	Payment of Benefits

Upon termination of service due to retirement, death, disability, or attainment of age 59 1/2, any participant or, if applicable, their beneficiary, may elect to immediately receive a lump-sum distribution equal to the vested balance of his or her account. Participants or beneficiaries whose accounts were valued at not less than $1,000 upon termination are able to elect to defer their lump-sum distribution or receive installments (annually, quarterly, or monthly) over a period of 20 years or less or over the life expectancy of the participant.

(g)	Participant Withdrawals and Loans

The Plan allows participants to make hardship cash withdrawals (subject to income taxation and Internal Revenue Service penalties) from some or all of their vested account balances. Withdrawals from participants’ after-tax and rollover accounts may be made at any time. Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50% of the participant’s vested account balance. All loans must be repaid over a period not greater than 60 months with interest charged at the prime rate. As of December 31, 2008, the interest rates on the participant loans range from 4% to 9.25%.

(h)	Forfeited Accounts

At December 31, 2008 and 2007, forfeited nonvested accounts totaled $331,861 and $1,363,568, respectively. These accounts will be used to pay for future plan expenses and may be used to reduce future employer contributions. In 2008, $1,304,079 were paid from forfeited nonvested accounts for employer contributions. Also, in 2008 and 2007, $158,894 and $207,776, respectively, in plan expenses were paid from forfeited nonvested accounts.

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting

The Plan’s financial statements have been prepared using the accrual basis of accounting.

(b)	Fully Benefit-Responsive Investment Contracts

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board Staff Position FSP AAG INV-1 and Statement of Position 94-4-1, Reporting of Fully Benefit-Responsive

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires that investment contracts held by a defined contribution plan are to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The fully benefit-responsive investment contracts that are part of the Plan are included in the Fidelity Managed Income Portfolio II Class 2 Fund. As required by the FSP, the statement of net assets available for benefits presents the difference between the fair value of the investment contracts and their contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

(c)	Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. Quoted or estimated market prices and Net Asset Value (NAV) for mutual fund and stock (FMC Corporation) funds are used to value investments. Participants’ loans are valued at their outstanding balances, which approximates fair value. Security transactions are recorded in the financial statements on a trade-date basis. Dividends are recorded as of the ex-dividend date. Interest is recorded as earned on the accrual basis.

The Plan invests in benefit-responsive investment contracts with banks and insurance companies that guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. These investment contracts are presented at fair value on the statement of net assets available for benefits and adjusted to contract value, which is equal to principal balance plus accrued interest.

(d)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(e)	Payment of Benefits

Benefit payments are recorded when paid.

(f)	Expenses

The compensation and expenses of the Trustee are paid by the Company. All other expenses of the Plan may be paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants’ accounts as provided for in the Plan.

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(g)	Recently Issued Accounting Standard

In September 2006, the Financial Accounting Standard Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 157, Fair Value Measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in GAAP, and enhances disclosures about fair value measurements. SFAS No. 157 applies when other accounting pronouncements require fair value measurements; it does not require new fair value measurements. On February 12, 2008, the FASB issued FASB Staff Position No. FAS 157-2, “Effective Date of FASB Statement No. 157”, which amends FAS No. 157 by delaying its effective date by one year for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statement on a recurring basis. The Plan adopted SFAS No. 157 for financial assets and liabilities in January 1, 2008. Other than new disclosure there was no impact to the financial statements upon adoption of SFAS No. 157. SFAS No. 157-2 for nonfinancial assets or non-financial liabilities is effective for the Plan starting in 2009. The Plan currently does not have any non-financial assets or non-financial liabilities. See Note 8 for additional information regarding the adoption of this Statement.

(3)	Investments

The following investments represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2008 and 2007:

	December 31,
	2008	2007
	(in Thousands)
FMC Stock	$137,771	$174,511
Fidelity Managed Income Portfolio II Class 2	88,518	91,682
Fidelity Diversified International Fund(1)	14,386	30,599

(1)	Balances only exceed 5% of the Plan’s net assets available for benefits as of December 31, 2007.

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

For the years ended December 31, 2008 and 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

	Year Ended December 31,
	2008	2007
	(in Thousands)
FMC Stock	$(25,827)	$51,800
Clipper Fund	(10,906)	(2,733)
Fidelity Blue Chip Growth Fund	(6,943)	4
Fidelity Capital and Income Fund	(3,159)	(297)
Fidelity Diversified International Fund	(13,356)	1,908
Fidelity Freedom 2000 Fund	(66)	1
Fidelity Freedom 2010 Fund	(1,704)	(20)
Fidelity Freedom 2020 Fund	(2,798)	(4)
Fidelity Freedom 2030 Fund	(1,508)	21
Fidelity Freedom 2040 Fund	(719)	—
Fidelity Freedom Income Fund	(148)	(15)
Fidelity Low-Priced Stock Fund	(9,067)	(1,163)
Fidelity Magellan Fund	(5,088)	320
Fidelity Managed Portfolio II Class 2	10	—
Fidelity Puritan Fund	(3,015)	(482)
Fidelity U.S. Equity Index Pool Fund	(4,354)	643
John Hancock International Classic Value Fund I	(213)	(66)
John Hancock Classic Value Fund I	(650)	(536)
Morgan Stanley Institutional Fund Trust Mid Cap Growth	(6,477)	1,809
Mutual Qualified Fund	(6,741)	(164)
Allianz CCM Emerging Companies Fund – Inst	(1,302)	(290)
PIMCO Total Return Inst. CL	(697)	270
Royce Special Equity Institutional Class	(483)	(165)
Sequoia Fund	(7,987)	(2,312)
Spartan International Index Fund	(3,389)	372

	$(116,587)	$48,901

(4)	Related-Party Transactions

Certain plan investments are managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management and certain administrative services amounted to $236,326 and $251,322 for the years ended December 31, 2008 and 2007, respectively.

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

(5)	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated May 22, 2000, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the Internal Revenue Code.

(6)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of plan termination, participants will become 100% vested in their account balances.

(7)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(8)	Fair Value Measurements

In accordance with SFAS No. 157, the Plan has categorized its assets, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure the financial assets fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Our recurring financial assets recorded on the Statements of Net Assets Available for Benefits are categorized based on the inputs to the valuation techniques as follows:

Level 1. Values are based on unadjusted quoted prices for identical assets or liabilities in an active market that we have the ability to access (examples include active exchange-traded equity securities and exchange-traded mutual funds).

Level 2. Values are based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset. Examples of Level 2 inputs include quoted prices for identical or similar assets or liabilities in non-active markets and pricing models whose inputs are observable for substantially the full term of the asset or liability.

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

Level 3. Values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumptions about the assumptions a market participant would use in pricing the asset or liability.

The following table presents the Plan’s fair value hierarchy for those financial assets measured at fair value on a recurring basis in the Plan’s Statements of Net Assets Available for Benefits as of December 31, 2008. The Plan currently does not have any non-financial assets and non-financial liabilities.

(in Thousands)	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
FMC Stock	$137,771	$137,771
Clipper Fund	$9,722	$9,722
Fidelity Blue Chip Growth Fund	$10,085	$10,085
Fidelity Capital and Income Fund	$5,093	$5,093
Fidelity Diversified International Fund	$14,386	$14,386
Fidelity Freedom Funds	$13,549	$13,549
Fidelity Low-Priced Stock Fund	$11,543	$11,543
Fidelity Magellan Fund	$4,922	$4,922
Fidelity Managed Income Portfolio II Class 2	$88,518		$88,518
Fidelity Puritan Fund	$6,310	$6,310
Fidelity Retirement Government Money Market Portfolio	$19,711		$19,711
Fidelity U.S. Equity Index Pool Fund	$6,893		$6,893
John Hancock International Classic Value Fund I	$240	$240
John Hancock Classic Value Fund I	$590	$590
Morgan Stanley Institutional Fund Trust Mid Cap Growth	$6,526	$6,526
Mutual Qualified Fund	$14,035	$14,035
Allianz CCM Emerging Companies Fund – Inst.	$1,708	$1,708
PIMCO Total Return Inst. CL	$12,598	$12,598
Royce Special Equity Institutional Class	$1,619	$1,619
Sequoia Fund	$17,494	$17,494
Spartan International Index Fund	$3,989	$3,989

Investment Assets at Fair Value	$387,302	$272,180	$115,122	$—

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2008 and 2007

The Plan has $115.1 million of investments in certain investment funds which are reported at fair value and categorized as level 2 in the above table. The Plan has concluded that the net asset value reported by the underlying funds approximates the fair value of these investments. These investments are redeemable with the fund at net asset value under the original terms of the partnership agreements and/or subscription agreements and operations of the underlying funds. However, it is possible that these redemption rights may be restricted or eliminated by the funds in the future in accordance with the underlying fund agreements. Due to the nature of the investments held by the funds, changes in market conditions and the economic environment may significantly impact the net asset value of the funds and, consequently, the fair value of the Plan’s interests in the funds. Furthermore, changes to the liquidity provisions of the funds may significantly impact the fair value of the Plan’s interest in the funds.

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

(In thousands, except shares)

Identity of issuer, borrower, lessor, or, similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current value
FMC Stock*	FMC Corporation Common Stock, approximately 3,080,069 shares (the cost basis of the FMC Corporation Stock at December 31, 2008 totaled $76,866)	$137,771
Clipper Fund	Stock Long-Term Growth Fund	9,722
Fidelity Blue Chip Growth Fund*	Large Companies Stock Fund	10,085
Fidelity Capital and Income Fund*	Equity Income and Growth Fund	5,093
Fidelity Diversified International Fund*	Growth Mutual Fund of Foreign Companies	14,386
Fidelity Freedom Funds:*
Freedom 2000 Fund	Invest in stock, bonds, and money market mutual funds	300
Freedom 2010 Fund	Invest in stock, bonds, and money market mutual funds	4,117
Freedom 2020 Fund	Invest in stock, bonds, and money market mutual funds	5,065
Freedom 2030 Fund	Invest in stock, bonds, and money market mutual funds	2,166
Freedom 2040 Fund	Invest in stock, bonds, and money market mutual funds	1,106
Freedom Income Fund	Asset allocation series funds, primarily invest in other Fidelity mutual funds	795
Fidelity Low-Priced Stock Fund*	Growth Mutual Fund	11,543
Fidelity Magellan Fund*	Stock Long-Term Growth Fund	4,922
Fidelity Managed Income Portfolio II Class 2*	Portfolio includes investment contracts offered by major insurance companies and other approved financial institutions	88,518
Fidelity Puritan Fund*	Stock and Bond Fund	6,310
Fidelity Retirement Government Money Market Portfolio*	Money Market Mutual Fund	19,711
Fidelity U.S. Equity Index Pool Fund*	Stock Index Fund	6,893
John Hancock International Classic Value Fund I	Global Mutual Fund	240
John Hancock Classic Value Fund I	Domestic Equity Mutual Fund	590
Morgan Stanley Institutional Fund Trust Mid Cap Growth	Stock Long-Term Growth Fund	6,526
Mutual Qualified Fund	Stock Long-Term Growth Fund	14,035
Allianz CCM Emerging Companies Fund – Inst.	Growth Mutual Fund	1,708
PIMCO Total Return Inst. CL	Bond Mutual Fund	12,598
Royce Special Equity Institutional Class	Stock Long-Term Growth Fund	1,619
Sequoia Fund	Stock Long-Term Growth Fund	17,494
Spartan International Index Fund	International Growth Fund	3,989
Participants’ loans receivable *	Varying rates of interest, 4% to 9.25%	7,393

Total assets held for investment purposes		$394,695

*	Represents a party in interest to the Plan.

See accompanying report of independent registered public accounting firm.

.

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

December 31, 2008 and 2007

Signature

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Corporation, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN

/s/ W. Kim Foster
W. Kim Foster
Senior Vice President and Chief Financial Officer

Date: June 25, 2009

FMC CORPORATION

SAVINGS AND INVESTMENT PLAN

December 31, 2008 and 2007

Exhibit Index

Number in Exhibit table	Description
23.1	Consent of Independent Registered Public Accounting Firm